UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD from                      to
Commission file number 1-3560
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES
B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

P. H. Glatfelter Company 96 SOUTH GEORGE STREET, SUITE 500 YORK, PA 17401

Glatfelter 401(k) Savings Plan
for Hourly Employees
Financial Report
December 31, 2007

Glatfelter 401(k) Savings Plan for Hourly Employees

December 31, 2007 and 2006

Page No.
Financial Statements:

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplementary Schedule:

Schedule of Assets (Held at End of Year)	11
Consent of Beard Miller Company LLP

Glatfelter 401(k) Savings Plan for Hourly Employees
Report of Independent Registered Public Accounting Firm
To the Finance Committee
Glatfelter 401(k) Savings Plan for Hourly Employees
     We have audited the accompanying statements of net assets available for benefits of the Glatfelter 401(k) Savings Plan for Hourly Employees (Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Beard Miller Company, LLP
Beard Miller Company LLP
York, Pennsylvania
June 25, 2008

Glatfelter 401(k) Savings Plan for Hourly Employees
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets

Plan interest in the Glatfelter 401(k) Savings and Profit Sharing Master Trust — at fair value	$45,644,424	$38,975,689
Participant loans — at fair value	1,624,241	1,330,067

Net Assets Available for Benefits	$47,268,665	$40,305,756

See notes to financial statements.

Glatfelter 401(k) Savings Plan for Hourly Employees
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2007	2006
Investment Income
Net appreciation in fair value of investments	$688,001	$1,459,750
Interest and dividends	3,375,246	2,607,752

	4,063,247	4,067,502

Interest on Participant Loans	111,917	51,502

Contributions
Participants	4,609,617	3,574,503
Rollovers	735,093	7,887,426
Employer	288,260	309,390

	5,632,970	11,771,319

Net Transfers In (Out)	(131,935)	671,485

Benefits Paid to Participants	(2,702,706)	(3,212,296)

Administrative Expenses	(10,584)	(5,876)

Net Increase In Net Assets	6,962,909	13,343,636

Net Assets Available for Benefits — Beginning of Year	40,305,756	26,962,120

Net Assets Available for Benefits — End of Year	$47,268,665	$40,305,756

See notes to financial statements.

Glatfelter 401(k) Savings Plan for Hourly Employees
Notes to Financial Statements
Note 1 — Description of Plan
General — The following description of the Glatfelter 401(k) Savings Plan for Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan covers all eligible employees, as defined in the Plan, of the Spring Grove Division of P. H. Glatfelter Company and the Glatfelter Pulp Wood Company (the “Companies”), who have completed 1,000 hours of service within a twelve-month consecutive period and the Chillicothe Division of P.H. Glatfelter Company (“Ohio-based”), which was acquired April 3, 2006, who have completed a consecutive 90 day period of eligibility.
Participation — An employee becomes a participant in the Plan on the first day of the calendar month coinciding with or next following the date eligibility requirements are met.
Contributions — Each participant may contribute, through payroll deductions, up to 50% of their compensation as defined in the Plan. With the exception of Ohio-based employees, the Companies will provide a matching contribution in an amount equal to 50% of the first 3% of each participant’s payroll reduction contributions. No company match is provided to Ohio-based employees. Participants will continue to be able to contribute to the Plan a portion of or all of any profit sharing allocations, subject to IRS mandated maximum contributions, in addition to any payroll deduction savings and matching contributions described above. The Companies profit sharing allocations are funded based upon the profit sharing formula defined in the respective Plan document.
Effective January 1, 2007, the Plan was amended to allow eligible employees who have attained age 50 before the close of the Plan year to make catch-up contributions subject to limitations in the Internal Revenue Code. Such catch-up contributions shall not be taken into account in determining the Company’s matching contributions.
Participants may allocate contributions among available investment options. All employer-matching contributions are initially invested in the P.H. Glatfelter Stock Fund. Effective January 1, 2007, the Plan was amended to allow participants to make an investment election at any time with respect to their matching contribution account and that the trustee shall invest the matching contributions account in accordance with such election. Prior to January 1, 2007, employer matching contributions must have been in the Plan for at least twelve months before being redirected among the other investment options at the participant’s discretion.

Glatfelter 401(k) Savings Plan for Hourly Employees
Notes to Financial Statements
Note 1 — Description of Plan — Continued
Participant Accounts and Vesting — Payroll reduction contributions, rollover contributions, catch-up contributions, and profit sharing deferral contributions are fully vested upon receipt by the Plan. Matching contributions are subject to a graded vesting schedule through which a participant becomes fully vested after attaining five years of service as follows:

Years of Vesting Service	Vesting Percentage
Less than 2 years	0
2 years	25
3 years	50
4 years	75
5 or more years	100
Investment income and market appreciation or depreciation are allocated monthly to the participants in the ratio that the balance in each participant’s account bears to the total amount of all such account balances as of the end of the preceding month.
Forfeited balances of terminated participants’ non-vested accounts are used to reduce future companies’ contributions.
Benefits — Upon retirement, disability or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity. Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, but is less than $5,000, the balance shall be distributed in a direct rollover to an IRA account of the Plan Administrators choosing, set up in the name of the participant. If the vested account balance exceeds $5,000, the assets may be held until the participant’s normal or early retirement date. However, terminated participants may elect to receive their vested account balance as soon as administratively possible following termination.
Effective January 1, 2006, participants may withdraw amounts from certain accounts for an immediate and heavy financial hardship that cannot be reasonably met from other resources.
Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, but in no case can a loan exceed 50% of the borrowing participant’s vested account balance. Loans are secured by the balance in the participant’s account. Interest is payable at rates commensurate with local prevailing rates at the time the loan is approved. The trustee of the Plan will determine whether the loan application is to be approved after an evaluation of all necessary documentation regarding the creditworthiness of the applicant. Loan terms range from one to five years, or up to 15 years if the loan is extended for the purchase of a primary residence. At December 31, 2007 and 2006, loans outstanding amounted to $1,624,241 and $1,330,067, respectively.

Glatfelter 401(k) Savings Plan for Hourly Employees
Notes to Financial Statements
Note 1 — Description of Plan — Continued
Administration:
Plan Sponsor: P. H. Glatfelter Company
Plan Administration: P. H. Glatfelter Company
Plan Trustee: Fidelity Management Trust Company
The Plan issues loans to participants, which are secured by the balances in the participants’ accounts.
Under the provisions of ERISA, all of the above are “parties-in-interest”.
The respective participant pays fees for participant loans. The Company pays all other administrative expenses, although the plan expenses may be paid by the Plan.
All other transactions which may be considered parties-in-interest transactions relate to the normal plan management and administrative services, and the related payment of fees.
Note 2 — Summary OF Significant Accounting Policies
Basis of Presentation — The financial statements of the Plan are presented on the accrual basis of accounting.
Investments — The fair value of the Plan’s interest in the P.H. Glatfelter 401(k) Savings and Profit Sharing Master Trust (the “Master Trust”) is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used to value money market and mutual fund investments in the Master Trust. Unitized funds in the Master Trust are valued at the net value of participation units which are generally valued by the trustee based upon quoted market prices of the underlying assets of the unitized fund. Participant loans are valued at their outstanding balances, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Master Trust invests in various securities including mutual funds and corporate stocks. Investment securities in general are exposed to various risks; such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statement of net assets available for Plan benefits.
Payment of Benefits — Benefit payments to participants are recorded when paid.

Glatfelter 401(k) Savings Plan for Hourly Employees
Notes to Financial Statements
Note 2 — Summary OF Significant Accounting Policies — Continued
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Investment Fees - Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the fund’s investment earnings activity to the Master Trust and thus are not separately identifiable as an expense.
New Accounting Policies— In September 2006, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements”. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair values and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan does not believe that the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to measure many financial instruments and certain other assets and liabilities at fair value on an instrument by instrument basis. SFAS 159 also establishes presentation and disclosure requirements to facilitate comparisons between companies that select different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan expects the adoption of this statement will not have a material impact on the Plan’s financial statements.

Glatfelter 401(k) Savings Plan for Hourly Employees
Notes to Financial Statements
Note 3 — Master Trust Information
Investments of the Plan are maintained along with the investments of Glatfelter 401(k) Savings Plan in the P. H. Glatfelter 401(k) Savings and Profit Sharing Master Trust (the “Master Trust”) managed by Fidelity Management Trust Company.
At December 31, 2007 and 2006, the Plan’s aggregate interest in the net assets of the Master Trust was approximately 42% and 40%, respectively. The Plan’s interest in individual Master Trust investment options varies based upon investment selections of Plan participants.
The following is a summary of information regarding the Master Trust, a portion of which is included in the Plan’s trust statements prepared by Fidelity Management Trust Company, the trustee of the Plan, and furnished to the Plan administrator.
Investment Assets Held as of:

	December 31,
	2007	2006
At Fair Value as Determined by Quoted Market Prices:
P. H. Glatfelter Company Stock Fund	$9,264,914	$8,075,793
Mutual Funds and Cash	99,989,486	88,793,184

	$109,254,400	$96,868,977

Non-participant-directed investments as of December 31, 2006 consisted entirely of the P. H. Glatfelter Company Stock Fund, as described in Note 1. The fair value of such non-participant-directed investments as of December 31, 2006, was $1,120,842. At December 31, 2006, the Plan’s aggregate interest in the non-participant-directed investments was approximately 26%.
Investment income for the Master Trust for the years ended December 31, 2007 and 2006 were as follows:

	December 31,
	2007	2006

Net appreciation (depreciation) in fair value of investments:
P. H. Glatfelter Company Stock Fund	$(77,715)	$506,345
Mutual Funds	2,034,885	3,005,032
Interest and dividends:
P. H. Glatfelter Company Stock Fund	204,150	160,760
Mutual Funds	7,824,429	6,501,989

	$9,985,749	$10,174,126

Glatfelter 401(k) Savings Plan for Hourly Employees
Notes to Financial Statements
Note 3 — Master Trust Information — Continued
The Plan’s share of the underlying investments of the Master Trust that represent five percent or more of the Plan’s net assets available for benefits are separately identified as of December 31:

Investments	2007	2006
At Fair Value as Determined by Quoted Market Prices:
Money market funds:
Fidelity Retirement Money Market Fund	$2,878,938	$2,714,204

Mutual funds:
Fidelity Disciplined Equity Fund	11,656,650	11,321,733
Fidelity Contrafund	6,402,687	5,207,108
Julius Baer International Equity Fund	4,121,782	2,467,340
Fidelity Freedom 2020 Fund	3,232,062	2,368,223

Unitized Stock Fund
PH Glatfelter Stock Fund	2,933,584	2,717,989
Note 4 — Plan Termination
While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time in whole or in part.
Upon the complete or partial termination of the Plan, the accounts of all affected participants become fully vested and non-forfeitable. The Employee Benefits Committee of the Board of Directors will direct the Trustee to distribute the assets remaining in the trust fund to or for the exclusive benefit of participants or their beneficiaries in a manner in accordance with ERISA and the terms of the Plan document.
Note 5 — Tax Status
The Plan obtained its latest determination letter on October 3, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan Administrator and advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan is qualified and the related trust is exempt from taxes as of the financial statement date.

Glatfelter 401(k) Savings Plan for Hourly Employees
Notes to Financial Statements
Note 6 — Transfers
During the Plan year ended December 31, 2007 and 2006, several participants were reclassified between the Glatfelter 401(k) Savings Plan and Glatfelter 401(k) Savings Plan for Hourly Employees. Accordingly, an increase (decrease) of $(131,935) and $671,485 is included in the accompanying statement of changes in net assets available for benefits for the Plan year ended December 31, 2007 and 2006, respectively.

Glatfelter 401(k) Savings Plan for Hourly Employees
Employer Identification Number : 23-0628360
Plan Number : 007
Schedule H — Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2007

		(c)
		Description of investment		(e)
	(b)	including maturity date, rate of	(d)	Current
(a)	Identity of issue, borrower, lessor, or similar party	interest, collateral, par, or maturity value	Cost	Value
*	Participant Loans	5.00%-10.00%	—	$1,624,241

		Total Investments		$1,624,241

*	Party-in-interest

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES
June 27, 2008	By:	/s/ George Amoss
George Amoss
Plan Administrator

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Beard Miller Company LLP, Independent Registered Public Accounting Firm